UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

United Rentals, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

911363109
(CUSIP Number)

Brett Spector
SuttonBrook Capital Management LP
598 Madison Avenue
6th Floor
New York, NY  10022
(212) 588−6622
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

November 30, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

*The remainder of this cover page will be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but will be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 911363109	Page 2 of 14

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SuttonBrook Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 5,000,000
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 5,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.83%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 911363109	Page 3 of 14

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SuttonBrook Capital Portfolio L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 5,000,000
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 5,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.83%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 911363109	Page 4 of 14

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON John London
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 5,000,000
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 5,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.83%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 911363109	Page 5 of 14

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Steven M. Weinstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 5,000,000
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 5,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.83%
14	TYPE OF REPORTING PERSON IN

ITEM 1.                  Security and Issuer.

This statement on Schedule 13D (this "Schedule 13D") relates to the common stock, par value $0.01 per share (the "Common Stock"), of United Rentals, Inc. a Delaware corporation (the "Company").

The principal executive offices of the Company are located at Five Greenwich Office Park, Greenwich, Connecticut  06831.

ITEM 2.                  Identity and Background.

This statement on Schedule 13D is being filed by SuttonBrook Capital Management LP (the "Investment Manager"), SuttonBrook Capital Portfolio L.P. (the "Master Fund"), John London ("Mr. London") and Steven M. Weinstein ("Mr. Weinstein" and, together with the Investment Manager, the Master Fund and Mr. London, the "Filing Persons").

The Investment Manager is a Delaware limited partnership that is principally engaged in the business of serving as the investment manager of the Master Fund.  The Master Fund is a Cayman Islands exempted limited partnership that is principally engaged in the business of investment and investment related activities.  Mr. London is a United States citizen and is principally engaged in the business of serving as a managing member of SuttonBrook Holdings LLC, a Delaware limited liability company ("SuttonBrook Holdings"), and SuttonBrook Capital Associates LLC, a Delaware limited liability company ("SuttonBrook Associates").  Mr. Weinstein is a United States citizen and is principally engaged in the business of serving as a managing member of SuttonBrook Holdings and SuttonBrook Associates.

The shares reported herein as beneficially owned by each of the Filing Persons are held directly by the Master Fund.

The principal business address of each Filing Person, SuttonBrook Holdings and SuttonBrook Associates is c/o SuttonBrook Capital Management LP, 598 Madison Avenue, 6th Floor, New York, NY 10022.

The name, principal business address, place of organization and principal business of the entities who may be deemed to directly or indirectly control the Master Fund or the Investment Manager and, accordingly, may also be deemed to beneficially own the shares of Common Stock held by the Master Fund are set forth in Schedule I hereto and are incorporated herein by reference.

During the last five years, none of the Filing Persons, nor any of the persons listed on Schedule I hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.                  Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 5,000,000 shares of Common Stock owned by the Master Fund is $121,931,379.83, including brokerage commissions.  The shares of Common Stock owned by the Master Fund were acquired with working capital and/or from borrowings pursuant to margin accounts maintained in the ordinary course of business by it at Lehman Brothers Inc. acting as agent and custodian for Lehman Brothers International.  The Master Fund holds certain securities in its margin accounts and such accounts may from time to time have debit balances.  Accordingly, the amount of borrowings, if any, used to acquire the shares of Common Stock is indeterminate.

ITEM 4.                  Purpose of Transaction.

All of the shares of Common Stock reported herein were acquired for investment purposes.  The Filing Persons review on a continuing basis the investment in the Company.  Based on such review and depending on the price and availability of the Company’s securities, the Filing Persons and their affiliates may acquire, or cause to be acquired, additional securities of the Company, in the open market or otherwise, or dispose of, or cause to be disposed of, securities of the Company, in the open market or otherwise, at any time, to the extent deemed advisable in light of general investment and trading policies of the Filing Persons, the Filing Persons' affiliates, the Company’s business, financial condition and operating results, general market and industry conditions or other factors.

As part of the ongoing evaluation of this investment and investment alternatives, the Filing Persons and their affiliates may consider any or all of the following: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter or bylaws or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

In addition, from time to time, the Filing Persons and their affiliates may hold discussions with the Company, other stockholders of the Company, potential acquirers of the Company and, in each case, their respective representatives, regarding the matters described in subparagraphs (a) through (j) above.

ITEM 5.                  Interests in Securities of the Issuer.

(a)           The aggregate percentage of Common Stock reported owned by each person named herein is based upon 85,786,079 shares of Common Stock outstanding as of October 25, 2007 as disclosed in the Company's Form 10-Q filed November 1, 2007.

As of December 4, 2007, the Investment Manager may be deemed to beneficially own an aggregate of 5,000,000 shares of Common Stock, representing in the aggregate approximately 5.83% of the shares of Common Stock.

As of December 4, 2007, the Master Fund may be deemed to beneficially own an aggregate of 5,000,000 shares of Common Stock, representing in the aggregate approximately 5.83% of the shares of Common Stock.

As of December 4, 2007, Mr. London may be deemed to beneficially own an aggregate of 5,000,000 shares of Common Stock, representing in the aggregate approximately 5.83% of the shares of Common Stock.

As of December 4, 2007, Mr. Weinstein may be deemed to beneficially own an aggregate of 5,000,000 shares of Common Stock, representing in the aggregate approximately 5.83% of the shares of Common Stock.

(b)           Each Filing Person may be deemed to share the power to vote or direct the vote and to dispose or to direct the disposition of shares of Common Stock deemed to be beneficially owned by such Filing Person as described above.

(c)           Schedule II sets forth transactions in the Common Stock which were effected during the past sixty days by the Filing Persons.  All such transactions were effected on either the New York Stock Exchange or one of the principal ECN exchanges.

(d)           No person is known by the Filing Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock that may be deemed to be beneficially owned by any Filing Person.

(e)           Not applicable.

ITEM 6.                 Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Filing Persons, or between the Filing Persons and any other person, with respect to the securities of the Company.

ITEM 7.                  Material to be Filed as Exhibits.

Exhibit 1                  Joint Filing Agreement, dated as of December 4, 2007, between SuttonBrook Capital Management LP, SuttonBrook Capital Portfolio L.P., John London and Steven M. Weinstein.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 4, 2007

                        SuttonBrook Capital Management LP

                        By:  SuttonBrook Holdings LLC,
                                Its General Partner

                                By:  /s/ John London
                                                        Name:  John London
                                                        Title:    Managing Member

                                                        SuttonBrook Capital Portfolio L.P.

                                                        By:   SuttonBrook Capital Associates (Cayman) LTD
                                                                 Its General Partner

                                                 By:  SuttonBrook Capital Associates LLC,
                                               Its General Partner

                                                 By:   /s/ John London
                                                          Name:  John London
                                                          Title:    Managing Member

                                                                                                                              /s/ John London
                                                        John London

                                                                                                                              /s/ Steven M. Weinstein
                                                                                Steven M. Weinstein

SCHEDULE I

The name, principal business address, place of organization and principal business of each entity who may be deemed to directly or indirectly control the Master Fund or the Investment Manager, and accordingly, may also be deemed to beneficially own the shares of Common Stock held by the Master Fund is set forth below.

The principal business address of each person listed below is c/o SuttonBrook Capital Management LP, 598 Madison Avenue, 6th Floor, New York, NY 10022.

Name	Place of Organization	Principal Business
SuttonBrook Capital Associates LP	Delaware limited partnership	Serving as general partner of SuttonBrook Capital Partners NQP LP, SuttonBrook Capital Partners LP and SuttonBrook Capital Partners II LP
SuttonBrook Capital Associates LLC	Delaware limited liability company	Serving as general partner of SuttonBrook Capital Associates (Cayman) LTD
SuttonBrook Holdings LLC	Delaware limited liability company	Serving as general partner of the Investment Manager
SuttonBrook Capital Associates Cayman, Ltd.	Cayman Islands exempted company	Serving as general partner of the Master Fund
SuttonBrook Capital Partners LP	Delaware limited partnership	Formed for the purpose of investing substantially all of its assets in the Master Fund
SuttonBrook Offshore Partners Ltd.	Cayman Islands exempted company	Formed for the purpose of investing substantially all of its assets in the Master Fund
SuttonBrook Offshore Partners (E) Ltd.	Cayman Islands exempted company	Formed for the purpose of investing substantially all of its assets in the Master Fund
SuttonBrook Offshore Partners (LF) Ltd.	Cayman Islands exempted company	Formed for the purpose of investing substantially all of its assets in the Master Fund
SuttonBrook Capital Partners II LP	Delaware limited partnership	Formed for the purpose of investing substantially all of its assets in SuttonBrook Offshore Partners (LF) Ltd.
SuttonBrook Offshore Partners II Ltd.	Cayman Islands exempted company	Formed for the purpose of investing substantially all of its assets in SuttonBrook Offshore Partners (LF) Ltd.
SuttonBrook Offshore Partners II (E) Ltd.	Cayman Islands exempted company	Formed for the purpose of investing substantially all of its assets in SuttonBrook Offshore Partners (LF) Ltd.
SuttonBrook Capital Partners NQP LP	Delaware limited partnership	Formed for the purpose of investing substantially all of its assets in the Master Fund.

SCHEDULE II

SuttonBrook Capital Portfolio L.P.

Purchases/Sales	Quantity	Price ($)	Trade Date	Settlement Date
Purchases	50,000	25.3406	11/14/2007	11/19/2007
Purchases	100,000	25.9087	11/14/2007	11/19/2007
Purchases	350,000	24.1429	11/14/2007	11/19/2007
Purchases	191,050	23.8873	11/14/2007	11/19/2007
Purchases	1,107,500	25.232	11/14/2007	11/19/2007
Purchases	100,000	25.2769	11/14/2007	11/19/2007
Purchases	200,000	25.4048	11/14/2007	11/19/2007
Purchases	100,000	23.2174	11/15/2007	11/20/2007
Purchases	100,000	23.3403	11/15/2007	11/20/2007
Purchases	200,000	23.0772	11/15/2007	11/20/2007
Purchases	150,000	23.4416	11/15/2007	11/20/2007
Purchases	200,000	22.6883	11/15/2007	11/20/2007
Purchases	100,000	23.1	11/16/2007	11/21/2007
Purchases	135,000	23.2655	11/16/2007	11/21/2007
Purchases	50,000	23.1014	11/19/2007	11/23/2007
Purchases	716,450	22.6897	11/19/2007	11/23/2007
Purchases	75,000	21.7859	11/26/2007	11/29/2007
Purchases	50,000	23.1999	11/30/2007	12/5/2007
Purchases	351,942	23.2019	11/30/2007	12/5/2007
Purchases	26,900	23.2555	11/30/2007	12/5/2007
Purchases	50,000	22.8867	12/3/2007	12/6/2007
Purchases	246,158	22.9927	12/3/2007	12/6/2007